UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RESTORGENEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132G105

(CUSIP Number)

David Sherris, Ph.D.

c/o RestorGenex Corporation

2150 E. Lake Cook Road, Suite 750

Buffalo Grove, Illinois 60089

(805) 229-1829

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: David Sherris, Ph.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,646,302(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,646,302(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,302(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8%

14	Type of Reporting Person: IN

(1)                                 Consists of:  (a) 1,597,593 shares of common stock held directly by Dr. Sherris; and (b) 48,709 shares issuable upon the exercise of outstanding options which are currently exercisable or will become exercisable within 60 days hereof.

EXPLANATORY NOTE

All share and per share amounts have been adjusted to reflect the one-for-100 reverse split of outstanding common stock effective March 7, 2014.

Item 1.                                                         Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of RestorGenex Corporation, a Nevada corporation, formerly known as Stratus Media Group, Inc.  (the “Company”).   The address of the principal executive offices of the Company is 2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

Item 2.                                                         Identity and Background.

(a)                             This Schedule 13D is being filed by David Sherris, Ph.D.

(b)                                 Dr. Sherris’s business address is c/o RestorGenex Corporation, 2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

(c)                                  Dr. Sherris is currently the Chief Scientific Officer of the Company and serves as a member of the Board of Directors of the Company.

(d)                                 Dr. Sherris has not been convicted in a criminal proceeding in the past five years.

(e)                                  In the past five years, Dr. Sherris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)                                   Dr. Sherris is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On March 3, 2014, the Company entered into an agreement and plan of merger (the “Paloma Merger Agreement”) with Paloma Acquisition, Inc., Paloma Pharmaceuticals, Inc. and David Sherris, Ph.D., as founding stockholder and holder representative, pursuant to which the Company agreed to acquire by virtue of a merger all of the outstanding capital stock of Paloma, with Paloma becoming a wholly owned subsidiary of the Company.  On March 28, 2014, the merger with Paloma was effected and the Company issued an aggregate of 2,500,000 shares of Common Stock to the holders of Paloma’s common stock and its derivative securities and assumed promissory notes of Paloma in the aggregate amount (including both principal amount and accrued interest) of approximately $1,130,500, to be paid on the first anniversary of the closing date of the Paloma merger.  Of the 2,500,000 shares of Common Stock issued by the Company in connection with the merger, 1,388,461 shares were issued to Dr. Sherris, although some of which shares were issued subject to any future indemnification claims by the Company.

Also on March 3, 2014, the Company entered into an agreement and plan of merger (the “VasculoMedics Merger Agreement”) with VasculoMedics Acquisition, Inc., VasculoMedics, Inc. and Dr. Sherris pursuant to which the Company agreed to acquire by virtue of a merger all of the outstanding capital stock of VasculoMedics, with VasculoMedics becoming a wholly owned subsidiary of the Company.  The VasculoMedics merger was concurrently closed with and as a condition to the closing of the Paloma merger on March 28, 2014, with the Company issuing an aggregate of 220,000 shares of Common Stock to the VasculoMedics stockholders. Of the 220,000 shares of Common Stock issued by the Company in connection with the merger, 209,132 shares were issued to Dr. Sherris, although some of which shares were issued subject to any future indemnification claims by the Company.

On June 3, 2014, the Company granted Dr. Sherris an option to purchase 115,193 shares of Common Stock at an exercise price equal to $4.15 per share in consideration for his service as an executive officer of the Company.  This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on June 2, 2024.

On July 24, 2014, the Company granted Dr. Sherris an option to purchase 119,482 shares of Common Stock at an exercise price equal to $3.92 per share in consideration for his service as executive officer of the Company.  This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on July 23, 2024.

The foregoing descriptions of the Paloma Merger Agreement, VasculoMedics Merger Agreement and options are just summaries of the material terms thereof and do not purport to be complete and are qualified in their entirety by reference to the full text of the Paloma Merger Agreement, VasculoMedics Merger Agreement and form of option agreement, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D, and are incorporated by reference herein.

Item 4.                                                         Purpose of Transaction.

Dr. Sherris acquired the shares of Common Stock reported in this Schedule 13D for investment purposes and not for the purpose of obtaining control of the Company. Dr. Sherris is an executive officer and a member of the Board of Directors of the Company, and therefore would be deemed to be a control person with respect to the Company. Depending upon market conditions and other factors that Dr. Sherris may deem material to his investment decision, he may exercise options or make additional purchases of Common Stock from time to time, or dispose of any or all of the shares of Common Stock held by him at any time, either in the open market or in private transactions.

Subject to the foregoing, and except for actions which may be considered and discussed, taken or proposed to be taken by the Company’s Board of Directors, of which Dr. Sherris is a member, or the Company’s executive team, of which he is a member, Dr. Sherris has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries; (c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.                                                         Interest in Securities of the Company.

(a)                                 As of December 8, 2014, Dr. Sherris beneficially owned 1,646,302 shares of Common Stock (including 48,709 shares of Common Stock issuable upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof), which represents 8.8% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014 plus the shares of Common Stock that would be issued upon the exercise of such options.

(b)                                 Dr. Sherris has sole voting and dispositive power with respect to all of the shares of Common Stock that he beneficially owns.

(c)                                  Dr. Sherris effected no transactions in the Company’s Common Stock or other equity securities during the last 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Dr. Sherris is not currently a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, other than the Paloma Merger Agreement, VasculoMedics Merger Agreement, agreements evidencing his outstanding stock options and an employment agreement with the Company.

The Paloma Merger Agreement and VasculoMedics Merger Agreement are being filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

The form of the option agreement governing Dr. Sherris’s stock options is being filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

On March 31, 2014, in connection with the closing of the Paloma and VasculoMedics mergers, the Company entered into an executive employment agreement with Dr. Sherris pursuant to which Dr. Sherris was appointed the Company’s Chief Scientific Officer and President of the Company’s Paloma/VasculoMedics divisions.  The agreement is for an initial period of three years, subject to extension.  Under the agreement, Dr. Sherris is to receive an annual base salary of $345,000 and is eligible for a bonus of up to 50% of his base salary upon meeting certain milestones established by the Board of Directors upon consultation with Dr. Sherris.  Under the agreement, Dr. Sherris is eligible for grants of equity awards under the Company’s equity compensation plan as the Compensation Committee or the Board of Directors may from time to time determine. On July 2, 2014, the employment agreement was amended to change Dr. Sherris’s title to Chief Scientific Officer and revise the assignment of inventions provision. The employment agreement and the amendment thereto are being filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No.	Description
99.1

Agreement and Plan of Merger by and among Stratus Media Group, Inc., Paloma Acquisition, Inc., Paloma Pharmaceuticals, Inc. and David Sherris, Ph.D.(incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 7, 2014 (SEC File No. 0-24477)).

99.2

Agreement and Plan of Merger by and among Stratus Media Group, Inc., VasculoMedics Acquisition, Inc., VasculoMedics, Inc. and David Sherris, Ph.D. (incorporated by reference to Exhibit 2.2 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 7, 2014 (SEC File No. 0-24477)).

99.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)).

99.4

Executive Employment Agreement dated as of March 31, 2014 between RestorGenex Corporation and David Sherris, Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on April 2, 2014 (SEC File No. 0-24477)).

99.5

Addendum to Executive Employment Agreement of David Sherris, effective July 2, 2014, between RestorGenex Corporation and David Sherris, Ph.D. (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014 (SEC File No. 0-24477)).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2014

/s/ David Sherris, Ph.D.
David Sherris, Ph.D.

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Agreement and Plan of Merger by and among Stratus Media Group, Inc., Paloma Acquisition, Inc., Paloma Pharmaceuticals, Inc. and David Sherris, Ph.D.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 7, 2014 (SEC File No. 0-24477)

99.2	Agreement and Plan of Merger by and among Stratus Media Group, Inc., VasculoMedics Acquisition, Inc., VasculoMedics, Inc. and David Sherris, Ph.D.	Incorporated by reference to Exhibit 2.2 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 7, 2014 (SEC File No. 0-24477)

99.3	Form of Stock Option Agreement	Incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)

99.4	Executive Employment Agreement dated as of March 31, 2014 between RestorGenex Corporation and David Sherris, Ph.D.	Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on April 2, 2014 (SEC File No. 0-24477)

99.5	Addendum to Executive Employment Agreement of David Sherris, effective July 2, 2014, between RestorGenex Corporation and David Sherris, Ph.D.	Incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014 (SEC File No. 0-24477)